SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 7, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                       Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes                                                     No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes                                                     No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes                                                     No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 7, 2008, disclosing trading in its own shares.

 Suresnes, October 7th, 2008

DISCLOSURE OF TRADING IN OWN SHARES
(Repurchase program decided by the General Meeting of Shareholders on May 22, 2008)

Issuer: DASSAULT SYSTEMES S.A.
Type of securities: ordinary shares
Period:  from September 26th, 2008 to October 1st, 2008

Purchases effected during the period

Date	Transaction	Number of shares	Weighted average unit price	Amounts of transactions
09/26/2008	Purchase	70,915	38.65 €	2,740,663.45 €
09/29/2008	Purchase	88,761	38.00 €	3,373,331.47 €
09/30/2008	Purchase	110,000	37.50 €	4,125,000.00 €
10/01/2008	Purchase	30,324	37.56 €	1,138,969.44 €
Total	Purchase	300,000	37.93 €	11,377,964.36 €

During the period, the issuer has not dealt on derivative instruments relating to its equity and has not carried out any purchase or sale of its equity upon exercise or maturity of derivative instruments.

CONTACTS:

Dassault Systèmes:
Valérie Agathon/Béatrix Martinez
33.1.40.99.69.24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 7, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer